Exhibit D

EARLY CLOSE AGREEMENT

February 27, 2023

This Early Close Agreement, dated as of February 27, 2023 (this “Agreement”), is being entered into by SK ecoplant Co., Ltd. (the “Investor”) and Bloom Energy Corporation (the “Company”).

The parties hereto hereby agree as follows:

1. Notice of Early Close. The Investor hereby gives notice to the Company of its desire to close (such closing, the “Closing”) the purchase and sale of Class A Common Stock of the Company by March 31, 2023, unless the parties hereto agree in writing to an earlier date, pursuant to, and subject to the terms and conditions of, the Securities Purchase Agreement, dated as of October 23, 2021 (the “SPA”), the Side Letter, dated August 16, 2022 (the “Side Letter”) and Amendment to the Side Letter, dated as of December 6, 2022 (the “Amendment”), in each case, between the Investor and the Company. Such purchase and sale, is referred to as the “Second Tranche.”

2. Assignment to Econovation, LLC. Pursuant to Section 14.9 of the SPA, the Investor has assigned its right to purchase the Second Tranche shares to Econovation, LLC (“Econovation”), a Delaware limited liability company, which the Company hereby acknowledges.

3. Retention of Board Designation Rights. Notwithstanding the assignment contemplated by Section 2 above, the Investor shall retain its right to designate an individual to the Company’s Board of Directors (the “Investor Designee”), granted pursuant to Section 5 of the Investor Agreement dated as of December 29, 2021 between the Investor and the Company, (the “Investor Agreement”), which the Company hereby acknowledges and Econovation and Investor agree that the Company retains the rights set forth in Section 4 of the Investor Agreement and that Econovations’s managing member will deliver a voting proxy to the Company when requested as detailed in such Section 4 and that the Investor will otherwise be bound by the obligations and undertakings set forth in Section 4 of the Investor Agreement.

4. Payment & Title. On the Closing of the Second Tranche, the Investor will wire the purchase price to the Company, and the Company agrees to deliver the Second Tranche shares to Econovation, according to the written instructions the Investor will have previously provided to the Company prior to the Closing.

5. Good Faith Collaboration. The parties hereto will work collaboratively with each other and in good faith to accomplish the closing of the Second Tranche purchase and sale pursuant the SPA and to facilitate the appointment of the Investor Designee and implementation of the Voting Agreement pursuant to the Investor Agreement.

6. Miscellaneous Incorporation By Reference. Sections 14.1 to 14.8 and 14.10 to 14.16 of the SPA are hereby incorporated by reference into this Agreement, as if stated herein directly, with the understanding that references in the SPA to the SPA are meant to be to this Agreement and with such other modifications, mutatis mutandis, so as to avoid any ambiguity or unintended changes in reference or meaning.

The parties to this Agreement have caused it to be duly executed as of the date first above written.

SK ECOPLANT CO., LTD.

By:	/s/ Wangjae (Justin) Lee
Name:	Wangjae (Justin) Lee
Title:	Managing Director of Eco Energy BU

ECONOVATION, LLC,

By:	SK ecoplant Co., Ltd., its managing member

By:	/s/ Seongjun Bae
Name:	Seongjun Bae
Title:	Representative of Econovation LLC

BLOOM ENERGY CORPORATION

By:	/s/ Greg Cameron
Name:	Greg Cameron
Title:	Chief Financial Officer

[Signature Page to Early Close Agreement]